Exhibit 6.4

MANAGEMENT AGREEMENT

This Agreement is made effective as of October 1st, 2024, by and between Wahid Fiancial LLC

Name

		,	,	.

,	Street Address		City		Zip Code

(Hereinafter called “Owner”) and Blackstone Property Management of 31912 Mound Rd, Warren, MI 48092 (Hereinafter called “Manager”).

The Manager is experienced in the operation and management of real estate and has the necessary staff and is otherwise completely able to competently manage real estate properties, and is willing to undertake the management and operation of the real estate properties of the Owner under the terms set out in this agreement:

1.  DESCRIPTION OF THE PROPERTY. This Agreement is made for the following properties:

41210 PAIGN Drive, Sterling Heights, MI 48313

2. RESPONSIBILITIES OF THE MANAGER. The Manager will serve, as an independent contractor, as the Owner’s exclusive agent. Beginning October 1st, 2024 and ending September 30th, 2025, the Manager will provide to the Owner the following services (collectively, the Services):

POPULAR PACKAGE (8%):

●	Collection of rents and all funds due under the terms of the leases or rental agreements.

●	Advertise for and rent all available space in the property and provide property services and support to their efforts.

●	Maintenance, routine repair, and oversight of the buildings and common areas will be handled in the following way: Blackstone Property Management, LLC will provide an in-house maintenance person who will handle all aspects of property maintenance when they arise. Routine janitorial, lawn care and snow removal will be subcontracted out to the lowest bidder. Any maintenance that requires outside contractors will be contracted to the lowest bidder.

●	It is BPM’s policy to respond to maintenance requests within 48 hours of receipt. BPM will make emergency repairs and individual repairs/projects of less than $999 in value without notifying the Client.

●	Repairs estimated to cost more than $1,000 will be presented to the Client for approval.

●	BPM’s Maintenance Personnel will be charged at the following rate:

Maintenance Technician $75.00/hr + (Materials + 30%)

COMPLETE PACKAGE (10%) (all of the above + the following):

●	General lease administration and enforcement. This includes managing the eviction process up until any court appearances.

●	It is BPM’s legal responsibility to repair and maintain all rental units to code and get properties rental certified on time.

3. AUTHORIZATION. The Owner hereby grants full power and authority to the Manager to do and perform each and every act which is reasonably required, proper, or necessary to be done in the exercise of any and all of the powers, responsibilities, and obligations granted to the Manager under this contract, as fully to all intents and purposes as the Owner could do if personally present.

4. EQUAL OPPORTUNITY HOUSING. The Owner is committed to compliance, and the Manager is hereby required to comply, with Title VIII of the Civil Rights Act of 1968 (“Fair Housing Act”), which prohibits discrimination in the sale, rental, and financing of dwellings based on race, color, religion, sex, national origin, disability, or familial status. The Manager shall comply with all applicable federal and state anti- discrimination laws and regulations now in effect or that take effect during the course of this contract.

5. PAYMENT. The Manager is entitled to withhold a standard 10% from each monthly rental payment for payment of Manager’s services under this contract. For any services rendered other than those set out in this agreement, the Manager may be compensated at such a rate and on such terms as may be agreed between the Manager and the Owner. The payment indicated above does not account for payment for materials, labor or other costs which may be incurred in order to maintain or advertise the property. In addition to the 10% payment the Manager is entitled to withhold, the Manager may also withhold any sums necessary to cover fees and costs the Manager has incurred in regards to the property. The Manager will notify the Owner of any tenant who is over 30 days behind in paying their rent. In the event the rental payments in any month do not cover the total fees and costs owed to the Manager, the Owner will remit payment of the remaining balance within 15 days of notification by the Manager. The Manager is required to provide the Owner with an itemized monthly statement reflecting all rents received, owed, and all disbursements made from the rental payments.

6. RELATIONSHIP OF PARTIES. It is understood by the parties that Manager is an independent contractor with respect to the Owner, and not an employee of the Owner. Owner will not provide fringe benefits, including health insurance benefits, paid vacation, or any other employee benefit, for the benefit of the Manager.

7. WARRANTY. Manager shall provide its services and meet its obligations under this Agreement in a timely and workmanlike manner, using knowledge and recommendations for performing the services which meet generally acceptable standards in Manager’s community and region, and will provide a standard of care equal to, or superior to, care used by service providers similar to Manager on similar projects.

8. TERMINATION. This Agreement may not be terminated for any reason, except if Wahed Financial LLC sells the property covered in this agreement at any time, unless a termination fee equal to $250 per month for the remaining term of the contract is paid to BPM on or before the date of termination. If the properties are sold, this contract terminates on the date of sale with no penalty.

9. INSURANCE. Manager shall maintain General Commercial Liability Insurance and Errors and Omissions (E&O) Insurance and provide proof thereof to Owner upon request. Furthermore, Owner agrees to add Manager as an additional insured on Owner’s Public Liability Insurance Policy and shall provide proof thereof to manager upon request.

10. DEFAULT. The occurrence of any of the following shall constitute a material default under this Contract:

a.	The failure to make a required payment when due.

b.	The insolvency or bankruptcy of either party.

c.	The subjection of any of either party’s property to any levy, seizure, general assignment for the benefit of creditors, application or sale for or by any creditor or government agency.

d.	The failure to make available or deliver the Services in the time and manner provided for in this Contract.

11. REMEDIES. In addition to any and all other rights a party may have available according to law, if a party defaults by failing to substantially perform any provision, term or condition of this Agreement (including without limitation the failure to make a monetary payment when due), the other party may terminate the Agreement by providing written notice to the defaulting party. This notice shall describe with sufficient detail the nature of the default. The party receiving such notice shall have 10 days from the effective date of such notice to cure the default(s). Unless waived by a party providing notice, the failure to cure the default(s) within such time period shall result in the automatic termination of this Agreement.

12. FORCE MAJEURE. If performance of this Agreement or any obligation under this Agreement is prevented, restricted, or interfered with by causes beyond either party’s reasonable control (“Force Majeure”), and if the party unable to carry out its obligations gives the other party prompt written notice of such event, then the obligations of the party invoking this provision shall be suspended to the extent necessary by such event. The term Force Majeure shall include, without limitation, acts of God, plague, epidemic, pandemic, outbreaks of infectious disease or any other public health crisis, including quarantine or other employee restrictions, fire, explosion, vandalism, storm or other similar occurrence, orders or acts of military or civil authority, or by national emergencies, insurrections, riots, or wars, or strikes, lock-outs, work stoppages, or other labor disputes, or supplier failures. The excused party shall use reasonable efforts under the circumstances to avoid or remove such causes of non-performance and shall proceed to perform with reasonable dispatch whenever such causes are removed or ceased. An act or omission shall be deemed within the reasonable control of a party if committed, omitted, or caused by such party, or its employees, officers, agents, or affiliates.

13. ARBITRATION. Any controversies or disputes arising out of or relating to this Agreement shall be resolved by binding arbitration in accordance with the then-current Commercial Arbitration Rules of the American Arbitration Association. The parties shall select a mutually acceptable arbitrator knowledgeable about issues relating to the subject matter of this Agreement. In the event the parties are unable to agree to such a selection, each party will select an arbitrator and the two arbitrators in turn shall select a third arbitrator, all three of whom shall preside jointly over the matter. The arbitration shall take place at a location that is reasonably centrally located between the parties, or otherwise mutually agreed upon by the parties. All documents, materials, and information in the possession of each party that are in any way relevant to the dispute shall be made available to the other party for review and copying no later than 30 days after the notice of arbitration is served. The arbitrator(s) shall not have the authority to modify any provision of this Contract or to award punitive damages. The arbitrator(s) shall have the power to issue mandatory orders and restraint orders in connection with the arbitration. The decision rendered by the arbitrator(s) shall be final and binding on the parties, and judgment may be entered in conformity with the decision in any court having jurisdiction. The agreement to arbitration shall be specifically enforceable under the prevailing arbitration law. During the continuance of any arbitration proceeding, the parties shall continue to perform their respective obligations under this contract.

14. CONFIDENTIALITY. Manager, and its employees, agents, or representatives will not at any time or in any manner, either directly or indirectly, use for the personal benefit of Manager, or divulge, disclose, or communicate in any manner, any information that is proprietary to Owner. Manager and its employees, agents, and representatives will protect such information and treat it as strictly confidential. This provision will continue to be effective after the termination of this Agreement.

15. NOTICE. Any notice or communication required or permitted under this Agreement shall be sufficiently given if delivered in person or by certified mail, return receipt requested, to the address set forth in the opening paragraph or to such other address as one party may have furnished to the other in writing.

16. ENTIRE AGREEMENT. This Agreement contains the entire agreement of the parties, and there are no other promises or conditions in any other agreement whether oral or written concerning the subject matter of this Agreement. This Agreement supersedes any prior written or oral agreements between the parties.

17. AMENDMENT. This Agreement may be modified or amended in writing, if the writing is signed by the party obligated under the amendment.

18. SEVERABILITY. If any provision of this Agreement will be held to be invalid or unenforceable for any reason, the remaining provisions will continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision will be deemed to be written, construed, and enforced as so limited.

19. WAIVER OF CONTRACTUAL RIGHT. The failure of either party to enforce any provision of this Agreement shall not be construed as a waiver or limitation of that party’s right to subsequently enforce and compel strict compliance with every provision of this Agreement.

20. GOVERNING LAW. This Agreement shall be construed in accordance with the laws of the State of Michigan.

21. SIGNATORIES. This Agreement shall be signed on behalf of the Owner by _________and on behalf of the Manager Sam Amin, Owner and shall be effective as of the date first written above.

22. ADDITIONALS: The Parties understand and agree that Wahed Financial LLC intends to transfer the Subject Property to Wahed Real Estate Series 1 LLC (“WRES”) or a series thereof and the parties agree to the assignment by Wahed Financial LLC of all rights and obligations here under to WRES or such series effective at the time of such transfer without further action bu the parties hereto.

I WOULD LIKE THE POPULAR PACKAGE (8%)_______________COMPLETE PACKAGE (10%) _X_

Owner:	/s/ Ahmar Shaikh
Signature

Manager:	[ILLEGIBLE]

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